Exhibit 99.1

ASX ANNOUNCEMENT

26 June 2023

KAZIA CORPORATE UPDATE AND CORPORATE PRESENTATION

Sydney, 26 June 2023 – Kazia Therapeutics Limited (NASDAQ: KZIA; ASX: KZA), an oncology-focused drug development company, is pleased to provide an update on key corporate and clinical initiatives and release a new investor presentation.

Key points

•	Dr John Friend completes transition into the CEO role, including a full portfolio review.

•	Final data anticipated from GBM AGILE pivotal study of paxalisib in glioblastoma in 2H CY2023.

•

Interim data from phase II Pacific Pediatric NeuroOncology Consortium study in diffuse intrinsic pontine glioma (DIPG) and other diffuse midline gliomas (DMGs) now expected to be available in July or August 2023.

•

Phase I expansion cohort is enrolling for brain metastases study sponsored by Memorial Sloan Kettering Cancer Center. Two other preeminent cancer centres have joined the study. Preliminary data from expansion cohort is anticipated by 1Q24.

Following his appointment as CEO on 1 May 2023, Dr John Friend has completed his transition into the role. He commented, “In the weeks since my appointment, I’ve worked with the team to review the full set of assets and clinical trials within the Kazia portfolio and the process has strongly reinforced my conviction in the opportunities ahead of us.”

“We believe substantial potential exists across our pipeline and in particular, across three key pillars of development for paxalisib—adult brain cancer, paediatric brain cancer and brain metastases. We are keen to explore paxalisib’s use in patient populations that may have the greatest benefit from a PI3K/AKT/mTOR targeted therapeutic candidate.”

“As we move toward the second half of 2023, critical milestones are approaching for both paxalisib and EVT-801. We look forward to keeping investors updated across our progress on these important programs.”

Clinical programs update

11 clinical trials are currently in progress or in planning for Kazia’s two assets, paxalisib and EVT-801, and Kazia continues to execute across all programs. Current program highlights are set out in brief below. Refer to the appended corporate presentation for more detail:

Paxalisib

Kazia’s lead program is paxalisib, an investigational brain-penetrant inhibitor of the PI3K / Akt / mTOR pathway, which is being developed to treat multiple forms of brain cancer. Licensed from Genentech in late 2016, paxalisib is or has been the subject of ten clinical trials in various brain cancers.

GBM AGILE Pivotal study

Final data are expected from the GBM AGILE pivotal study of paxalisib in glioblastoma in 2H CY2023. Depending on the results of the study, Kazia may use such data to support submission of a new drug application for marketing authorisation to the FDA.

PNOC022 phase II study

Paxalisib is being studied as an investigational drug for the treatment of the paediatric brain cancers DIPG and other DMGs in a study sponsored by the Pacific Pediatric Neuro-Oncology Consortium (PNOC).

The study team at PNOC has been diligently collecting and preparing the data for interim analysis. At this point, Kazia expects that the data will be available in July or August 2023.

LUMOS2 phase II study

On 8 June 2023, Kazia announced that it is supporting the University of Sydney on a molecularly-guided phase II clinical study evaluating paxalisib in adult patients with recurrent/progressive isocitrate dehydrogenase (IDH) mutant grade 2 and 3 gliomas (G2/3 gliomas).

The study, named LUMOS2, will be sponsored by the University of Sydney, and coordinated by NHMRC Clinical Trials Centre, University of Sydney, in collaboration with COGNO (CoOperative Trials Group for Neuro-Oncology). LUMOS2, an umbrella study with multiple arms, is expected to enroll up to 76 patients and will be a multi-centre study at several Australian sites, with the potential to expand internationally. We anticipate enrollment to commence in 4Q23.

MSKCC phase I clinical study

Paxalisib is the subject of an ongoing phase I clinical study in combination with radiotherapy for the treatment of brain metastases, sponsored by Memorial Sloan Kettering Cancer Center in New York, NY.

Kazia is pleased to confirm that the phase I expansion cohort is enrolling. Two world-renowned cancer centres have joined MSKCC in this study: Miami Cancer Institute and Fred Hutch Cancer Center in Seattle, WA. Preliminary data from the expansion cohort is anticipated by 1Q24.

EVT-801

Phase I study

Kazia is also developing EVT801, a small-molecule inhibitor of VEGFR3, which was licensed from Evotec SE in April 2021. Preclinical data showed EVT801 to be active against a broad range of tumour types and has shown evidence of synergy with immuno-oncology agents. A phase I study commenced recruitment in November 2021.

EVT-801 continues to enroll in the phase I dose finding study. Kazia anticipates stage 1 data in 2H23, which we believe will enable identification of the recommended dose for subsequent phase II trials. Kazia also anticipates reporting preliminary biomarker data focused on high-grade, serous ovarian cancer as part of this data update.

About Kazia Therapeutics Limited

Kazia Therapeutics Limited (NASDAQ: KZIA; ASX: KZA) is an oncology-focused drug development company, based in Sydney, Australia.

Our lead program is paxalisib, a brain-penetrant inhibitor candidate of the PI3K / Akt / mTOR pathway, which is being developed to treat multiple forms of brain cancer. Licensed from Genentech in late 2016, Paxalisib is or has been the subject of ten clinical trials in various brain cancers. A completed phase II study in glioblastoma reported promising signals of clinical activity in 2021, and a potentially pivotal study for registration, GBM AGILE, is ongoing, with final data expected in CY2023. Other clinical trials are ongoing in brain metastases, diffuse midline gliomas, and primary CNS lymphoma, with several of these having reported encouraging interim data.

Paxalisib was granted Orphan Drug Designation for glioblastoma by the US FDA in February 2018, and Fast Track Designation for glioblastoma by the US FDA in August 2020. In addition, Paxalisib was granted Rare Pediatric Disease Designation and Orphan Designation by the US FDA for DIPG in August 2020, and for atypical teratoid / rhabdoid tumours (AT/RT) in June 2022 and July 2022, respectively.

Kazia is also developing EVT801, a small-molecule inhibitor candidate of VEGFR3, which was licensed from Evotec SE in April 2021. Preclinical data has shown EVT801 to be active against a broad range of tumour types and has shown evidence of synergy with immuno-oncology agents. A phase I study commenced recruitment in November 2021.

For more information, please visit www.kaziatherapeutics.com or follow us on Twitter @KaziaTx.

This document was authorized for release to the ASX by John Friend, Chief Executive Officer.

Forward-Looking Statements

This announcement may contain forward-looking statements, which can generally be identified as such by the use of words such as “may,” “will,” “estimate,” “future,” “forward,” “anticipate,” “plan,” “expect,” “potential,” “explore,” or other similar words. Any statement describing Kazia’s future plans, strategies, intentions, expectations, objectives, goals or prospects, and other statements that are not historical facts, are also forward-looking statements, including, but not limited to, statements regarding: the timing for interim or final results and data related to Kazia’s clinical and preclinical trials, or third-party trials evaluating Kazia’s product candidates, timing and plans with respect to enrolment of patients in Kazia’s clinical and preclinical trials and Kazia’s strategy and plans with respect to its programs, including paxalisib and EVT-801. Such statements are based on Kazia’s current expectations and projections about future events and future trends affecting its business and are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements, including risks and uncertainties: associated with clinical and preclinical trials and product development, related to regulatory approvals, related to Kazia’s executive leadership changes, and related to the impact of global economic conditions, including disruptions in the banking industry. These and other risks and uncertainties are described more fully in Kazia’s Annual Report, filed on form 20-F with the SEC, and in subsequent filings with the SEC. Kazia undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required under applicable law. You should not place undue reliance on these forward looking statements, which apply only as of the date of this announcement.

A Diversified Oncology Drug Development Company June 2023 ASX: KZA | NASDAQ: KZIA | Twitter: @KaziaTx

Forward-Looking Statements This presentation contains forward-looking statements, which can generally be identified as such by the use of words such as “may,” “will,” “estimate,” “future,” “forward,” “anticipate,” “plan,” “expect,” “explore,” “potential” or other similar words. Any statement describing Kazia's future plans, strategies, intentions, expectations, objectives, goals or prospects, and other statements that are not historical facts, are also forward-looking statements, including, but not limited to, statements regarding: the timing for interim or final results and data related to Kazia’s clinical and preclinical trials, or third-party trials evaluating Kazia’s product candidates, timing and plans with respect to enrolment of patients in Kazia’s clinical and preclinical programs and Kazia’s strategy and plans with respect to its programs, including Paxalisib and EVT-801. Such statements are based on Kazia’s expectations and projections about future events and future trends affecting its business and are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements, including risks and uncertainties: associated with clinical and preclinical trials and product development, related to regulatory approvals, risks related to Kazia’s executive leadership changes, and the related to the impact of global economic conditions, including disruptions in the banking industry. These and other risks and uncertainties are described more fully in Kazia’s Annual Report, filed on form 20-F with the SEC, and in subsequent filings with the SEC. Kazia undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required under applicable law. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this presentation. 1

Company Overview

A late-clinical-stage oncology drug development company

KAZIA THERAPEUTICS

Paxalisib

Brain-penetrant pan-PI3K / mTOR inhibitor

- Well-validated class with five FDA-approved therapies
- Only brain-penetrant PI3K inhibitor in development

In development for multiple brain cancers

- Clinical trials ongoing in brain metastases, childhood brain cancer, glioblastoma, IDH-mutant glioma, and primary CNS lymphoma

Unique asset being evaluated in multiple trials

- Multiple signals of clinical activity across several cancer types
- Fast Track, Orphan Drug, and Rare Pediatric Disease Designations from US FDA

Rich potential commercial opportunity

- Glioblastoma alone sized at US$ 1.5 billion per annum
- Commercial licensee in place for China

Final Phase III Data: Anticipated 2H CY2023

EVT801

Selective VEGFR3 inhibitor

- Designed to avoid off-target toxicity of older angiokinase inhibitors
- Primarily targets lymphangiogenesis

Currently in phase I for advanced solid tumors

- Adaptive, biomarker study ongoing at 2 leading cancer sites in France

Potential use in many solid tumors

- Potential indications include: ovarian cancer, renal cell carcinoma, liver cancer, colon cancer, and sarcoma

Potential combination with immunotherapy

- Strong evidence of synergy in preclinical data supports potential of monotherapy or combination use

Initial Phase I Data: Anticipated 2HCY2023

Company is dual-listed on NASDAQ (KZIA) and ASX (KZA) with market cap around US$ 27 million

Licensing-driven business model, with programs sourced from Genentech (paxalisib) and Sanofi / Evotec (EVT801)

Cash runway into 4Q23, with potential opportunities for non-dilutive income via additional partnering activity

Lean virtual pharma model, with ~75% of cashflows applied directly to clinical trials

2

KAZIA THERAPEUTICS

Pipeline – Two Differentiated Assets
Lead asset provides a 'pipeline in a molecule'

Paxalisib
Investigational, small molecule, potent, brain-penetrant inhibitor of PI3K / mTOR licensed from: Genentech IN BUSINESS FOR LIFE

Indication	Preclinical / PHASE 1 / PHASE 2 / PHASE 3 / MARKET	Partners	Anticipated
Glioblastoma & IDH-mutant glioma *Common primary brain cancer*	3 studies	Weill Cornell Medicine; Global Coalition for Adaptive Research; The University of Sydney	*Final Data* **2H CY23**
DIPG/Advanced Solid Tumors *Childhood brain cancer*	3 studies	Pacific Pediatric Neuro-Oncology Consortium; St. Jude Children's Research Hospital; ANZCHOG	*Initial Data* **3Q CY23**
AT/RT *Childhood brain cancer*		Johns Hopkins Medicine	*Further Data* **1H CY23**
Brain Metastases *Cancer that spreads to brain from elsewhere*	3 studies	NIH National Cancer Institute; Dana-Farber Cancer Institute; Memorial Sloan Kettering Cancer Center	*Further Data* **CY23**
Primary CNS Lymphoma *Form of non-Hodgkin's lymphoma*	1 study	Dana-Farber Cancer Institute	*Initial Data* **CY23**
Cancers outside the CNS *Melanoma; TNBC, Ovarian*		University of Utah Huntsman Cancer Institute; QIMR Berghofer Medical Research Institute	*Further Data* **CY23**

EVT801
Investigational, small molecule, highly specific inhibitor of VEGFR3 licensed from: evotec

Indication	Stage	Partners	Anticipated
Advanced Solid Tumors *Patients w/ highly treatment-resistant cancer*		Institut Universitaire du Cancer de Toulouse Oncopole	*Initial Data* **2H CY23**

IDH: Isocitrate dehydrogenase, DIPG: Diffuse Intrinsic Pontine Glioma, AT/RT: Atypical Teratoid Rhabdoid Tumor, CNS: central nervous system, TNBC: triple negative breast cancer, VEGFR3: vascular endothelial growth factor receptor 3

3 KAZIA THERAPEUTICS

Paxalisib History

Asset licensed from Genentech in 2016

2016 | 2017 | 2018 | 2019 | 2020 | 2021 | 2022

Kazia licenses paxalisib from Genentech, Inc

- $5 million upfront payment
- Royalties on commercial sales
- Asset licensed after strategic review by Genentech refocused R&D on immuno-oncology and tumors outside the brain

Kazia commences phase II clinical trial in glioblastoma

- 6 leading US based cancer centres
- Focuses development on newly-diagnosed patients, a larger commercial opportunity and more treatment - responsive population

Kazia commences phase I clinical trial in diffuse midline glioma

- Partnership with St Jude Children's Research Hospital

Kazia commences phase II clinical trials in brain metastases

- Partnerships with leading US specialist cancer centres

Positive final data from phase II glioblastoma study

- Basis for launch of pivotal GBM AGILE trial in Jan 2021

Greater China rights licensed to Simcere Pharmaceutical

- $11 million upfront payment
- Up to $281 million in milestone payments
- Mid- to high-teen royalties on net sales in greater China

Multiple positive data read -outs in various cancers

- 2 brain mets studies graduate to expansion stages
- Compelling preclinical DIPG data in combination with ONC201 presented
- Positive preclinical data in AR/RT
- Positive preclinical data in melanoma

Collaborations with Leading Brain Cancer Research Centres

Weill Cornell Medicine · St. Jude Children's Research Hospital · Johns Hopkins Medicine · Memorial Sloan Kettering Cancer Center · HMRI Hunter Medical Research Institute · Harvard Medical School · Global Coalition for Adaptive Research · Pacific Pediatric Neuro-Oncology Consortium · NIH National Cancer Institute · University of Utah Huntsman Cancer Institute · Dana-Farber Cancer Institute · UCLA David Geffen School of Medicine

4

KAZIA THERAPEUTICS

CY2023 Milestones and Newsflow
Multiple catalysts across two clinical programs

Preclinical data for paxalisib in melanoma presented at AACR (2023)	1H CY2023	✓
Preclinical data for paxalisib in DMG/DIPG & AT/RT presented at AACR (2023)	1H CY2023	✓
Preliminary data from Kazia's EVT801 phase I trial presented AACR 2023	1H CY2023	✓
Initiate OPTIMISE clinical study in pediatric PI3K/mTOR activated cancers	1H CY2023	✓
Initiate LUMOS2 clinical study in adult IDH -mutant glioma patients w/PI3K/ mTOR mutations	1H CY2023	✓
Initial interim data from paxalisib phase II DIPG study with PNOC	3Q CY2023	
EVT801 Stage 1 completion	2H CY2023	
QIMR preclinical data and provisional patent update	2H CY2023	
Initial interim data from paxalisib phase II PCNSL study at Dana -Farber	2H CY2023	
Further interim data from paxalisib brain metastases trials	2H CY2023	
Final data from GBM AGILE pivotal study of paxalisib	2H CY2023	
Paxalisib + radiotherapy Stage 2 data phase I brain mets study at Memorial Sloan-Kettering	1Q CY2024	

Note: all guidance is indicative, and subject to amendment in light of changing conference schedules, operational considerations, etc
Kazia is not the sponsor of all planned/ongoing studies and may have limited control or visibility into study timelines

5

Paxalisib Mechanism of Action Only brain-penetrant drug in development within the PI3K inhibitor class 1 2 3 The PI3K pathway is activated in Five PI3K inhibitors have already Paxalisib is the only brain- been approved by FDA penetrant PI3K inhibitor many forms of cancer • Chronic lymphocytic Only 2% of small-molecule Glioblastoma 90% leukemia drugs are brain-penetrant • Follicular lymphoma • Follicular lymphoma Breast 80% Lung 75% • Chronic lymphocytic leukemia • Follicular lymphoma Endometrial 60% • Breast cancer Ovarian 60% Not able to cross blood-brain barrier • Follicular lymphoma Able to cross blood-brain barrier Prostate 45% Source: Data on file 6

Glioblastoma 7

Paxalisib in Glioblastoma

High unmet need, especially in 'MGMT unmethylated' patients

Standard of Care ('Stupp Regimen')

Debulking surgery where possible → Radiotherapy + temozolomide → Temozolomide maintenance therapy

6 weeks | 4w | 6 x 28-day cycles



Methylated MGMT Status

~35% of patients respond to temozolomide

Extends overall survival from 15 to 22 months

Unmethylated MGMT Status

~65% of patients don't respond to temozolomide

Extends overall survival from 12 to 13 months

Paxalisib is being developed primarily for the ~65% of newly-diagnosed GBM patients who will not respond to existing chemotherapy with temozolomide

For these patients, there is no effective pharmacological treatment currently available

Source: ME Hegi, A-C Diserens, T Gorlia, et al. (2005). *N Engl J Med* 352:997-1003

Note: Temozolomide is only approved therapy for newly-diagnosed patients; Avastin (bevacizumab) is approved for use in recurrent setting

MGMT: O6-methylguanine-DNA methyltransferase

8

Paxalisib in Glioblastoma Phase II study suggests encouraging PFS and OS in context of current treatment landscape Progression-Free Survival (PFS) Overall Survival (OS) (n=30) (n=30) Median PFS: 8.6 months (6.6-11.0) Median OS: 15.7 months (11.1-19.1) Comparator figure for existing therapy: 5.3 months Comparator figure for existing therapy: 12.7 months (Hegi et al. 2005) (Hegi et al. 2005) Note: figures for existing therapy are for temozolomide, per Hegi et al. (2005); No head-to-head studies have been published 9

Paxalisib in Glioblastoma Safety profile in Phase II study is favorable for a drug in advanced cancer Number of Patients at Any Dose (n=30) Experiencing AEs ‘Possibly’ or ‘Likely’ Related to Paxalisib (affecting ≥10% of patients) Term Gr 1 Gr 2 Gr 3 Gr 4 Total (%) Fatigue 3 13 2 18 (60%) Stomatitis 4 7 3 14 (47%) Decreased appetite 6 6 1 13 (43%) Hyperglycemia 3 1 6 2 12 (40%) Nausea 4 6 1 11 (37%) Rash, maculo-popular 1 1 7 9 (30%) Diarrhea 7 1 8 (27%) Vomiting 4 2 1 7 (23%) Rash 2 4 1 7 (23%) Neutrophils decreased 3 3 1 7 (23%) Platelets decreased 6 1 7 (23%) Weight decreased 5 2 7 (23%) Lymphocytes decreased 2 3 5 (17%) Dehydration 4 1 5 (17%) Dysgeusia 4 4 (13%) Cholesterol increased 4 4 (13%) ALT increased 1 2 3 (10%) Triglycerides increased 1 2 3 (10%) Malaise 2 1 3 (10%) 10

Paxalisib in Glioblastoma Adaptive multi-drug study, GBM AGILE, is ongoing Key Points Completed Regorafenib Negative outcome Bayer (Sep 22) • A ‘platform study’, sponsored by GCAR run independently of individual 3 Ongoing Paxalisib companies, designed to expedite the No graduation to Stage Kazia Therapeutics 2 (Aug 22) Economies of approval of new drugs for scale due to 2 multiple Ongoing glioblastoma VAL-083 Comparison participating No public information Kintara Therapeutics on graduation against a drugs allows for • Multiple drugs are evaluated in common control large site pool, parallel, saving time and money arm reduces robust study Ongoing Troriluzole overall subject infrastructure, Joined study in Jan 22 Biohaven Pharmaceuticals • Not a ‘winner -takes-all’ approach: numbers, saving and reduced cost time and cost multiple drugs can succeed (no arm vs. arm Ongoing VT1021 comparison) Joined study in Jan 22 Vigeo Therapeutics • Cutting -edge ‘adaptive design’ avoids redundant recruitment, expediting path to market Shared Control Arm • FDA acknowledged that GBM-AGILE data may be suitable for registration Adaptive study design limits Primary endpoint is overall 1 4 number of subjects to that survival (OS), the ‘gold required to demonstrate efficacy, standard’ for approval of eliminating redundancy new cancer drugs GCAR: Global Coalition for Adaptive Research 11 Randomization

Paxalisib in Glioblastoma

We believe *GBM AGILE's interim analysis may have been premature*

OVERALL STUDY DESIGN

up to 150 patients — **Stage 1 ('Exploratory')** + *50 patients* — **Stage 2 ('Confirmatory')** = **Full FDA Approval**

Blinded Graduation Analysis

POTENTIAL CONTRIBUTORY FACTORS TO PAXALISIB GRADUATION RESULT

1 Graduation threshold is high

ILLUSTRATIVE



100% efficacy
Potential range of statistically significant signal that may support FDA approval
Graduation to Stage 2
Paxalisib is likely in this range
Termination for futility
0% efficacy

Avastin® (bevacizumab) was approved for recurrent glioblastoma by FDA in 2009 with no evidence of any survival benefit

2 Back-loaded recruitment may have reduced statistical power at graduation

ILLUSTRATIVE



Recruitment
Number of patients
Time
Time in study

Statistical Power = Number of Patients x Time in study

GBM AGILE has recruited ~3-4 times faster than originally anticipated; many paxalisib patients likely have limited time in study

3 Treatment effect typically becomes clearer as study matures

ILLUSTRATIVE



% Survival
Treatment
Control
Time
A
B

- A: At an early point in the study, there is limited separation of curves
- B: As the study matures over time, treatment effect becomes more apparent

Final analysis will be performed 12 months after last patient enrolled; graduation analysis may include <60% of final study information

12

KAZIA THERAPEUTICS

Paxalisib in Glioblastoma

Cornell study to investigate if low-insulin state enhances paxalisib activity

Rationale of conducting the study

- As with most PI3K inhibitors, hyperglycemia is a key toxicity
- Insulin regulated glucose metabolism partly via PI3K-Akt-driven signalling
- Insulin signalling and PI3K inhibition are essentially antagonistic
- The interaction between PI3K inhibition and insulin signalling may drive hyperglycemia and differential efficacy

OVERALL STUDY DESIGN

Newly-diagnosed GBM (unmethylated MGMT)

Recurrent GBM

→ Paxalisib + metformin **+ ketogenic diet**

Ongoing
Study anticipated to take ~2 years to complete (2024)

Up to 16 patients in each arm — **Stage 1 ('Exploratory')**

\+

30 patients — **Stage 2 ('Confirmatory')**

1. **Primary Endpoint:** progression-free survival at six months (PFS6)
2. **Secondary Endpoints**: Overall survival, insulin levels and metabolic markers

Weill Cornell Medicine

Source: NCT05183204

13

KAZIA THERAPEUTICS

Paxalisib in Grade 2/3 IDH-Mutant Glioma LUMOS 2 Clinical Study • LUMOS2 is a prospective, multi-center, open-label, multi-arm, phase II, biomarker-directed, signal-seeking, umbrella clinical trial sponsored by University of Sydney – Adults with progressive grade 2/3, IDH-mutant glioma at recurrence after prior treatment with radiotherapy and alkylating chemotherapy who are eligible and willing to undergo tumour resection and will undergo genetic/molecular profiling – The genetic testing results will serve as a recommendation to be assigned to a treatment arm. Patients with PI3K-related mutations will be randomized to receive paxalisib – Primary objective of the study is to determine progression-free survival at six months (PFS6) with overall survival, response rate and health-related quality of life as secondary endpoints. • Anticipate the first patient to be enrolled 4Q23 14

Childhood brain cancers 15

Summary of Paxalisib in Childhood Brain Cancer Kazia has interest in at least three forms of childhood brain cancer Advanced Childhood Cancer Diffuse Midline Gliomas (DMG, Atypical Teratoid / (PI3K/mTOR activated) DIPG) Rhabdoid Tumors (AT/RT) Positive preclinical data as Positive preclinical data in combination Preclinical Research proposals under discussion monotherapy and in combination with ONC201 Research (AACR 2022, 2023) Phase I monotherapy clinical trial Additional clinical trial opportunities Clinical trial opportunities under nearing completion at St Jude under discussion for medulloblastoma Clinical Trials discussion Children’s Research Hospital and HGG Phase II clinical trial in combination Phase II clinical trial in combination with chemotherapy for treatment of with ONC201, commenced recruitment high-risk malignancies including (but in Nov 2021 not confined to) brain tumors Orphan Drug Designation (ODD) and Regulatory Orphan Drug Designation (ODD) Rare Pediatric Disease Designation Regulatory strategy under discussion Interaction granted by FDA in June 2022 (RPDD) granted by FDA in Aug 2020 16

Paxalisib in Childhood Brain Cancer High unmet need especially in patients with diffuse midline gliomas (DMGs) Brain cancer is the most common Brain cancer represents about one third Prognosis of childhood brain cancer, 1 2 3 malignancy of childhood of childhood cancer deaths especially DMGs, has improved little in recent decades Source: CBTRUS; CDC; Ages 0-14 shown; Adamson PC, CA Cancer J Clin. 2015;65:212–220 17

Paxalisib in Diffuse Midline Gliomas Phase I trial (St. Jude Children study) showed paxalisib was generally well tolerated in children OVERALL STUDY DESIGN Results from Phase I trial ✓ MTD of paxalisib has been established Newly diagnosed H3K27-mutant Newly-diagnosed DIPG DMG ✓ Paxalisib exhibited a generally favorable tolerability profile in children, with toxicity profile (rash, hyperglycemia and neutropenia were the most common Standard radiation therapy reported serious adverse events) being comparable to that observed in adults and consistent with other agents in the Varying doses of paxalisib same class 2 2 2 2 21 mg/m , 27 mg/m , 35 mg/m , or 45 mg/m ✓ Data published SNO Scientific Meeting 2020 18

Paxalisib in Diffuse Midline Gliomas Combination of ONC201 and paxalisib appeared synergistic in preclinical model The in vivo xenograft model demonstrated extended Addition of paxalisib rescued ONC201 from pAKT survival with the addition of paxalisib activation Jackson, et al. ONC201 in combination with paxalisib is a therapeutic strategy for diffuse midline glioma. Cancer Research, 2023/5/17 19

Paxalisib in Diffuse Midline Gliomas

Multi-arm, global site study, PNOC022, is underway

OVERALL STUDY DESIGN

Three different cohorts		Single agent in target validation and/or radiation phase	Combination therapy in maintenance phase
Newly-diagnosed DMG	Randomization	TV: ONC201 Day -1 RP: ONC201 once weekly	ONC201 once weekly + paxalisib once daily
Post-radiation therapy		TV: ONC201 Day -2 and -1 RP: ONC201 once weekly	ONC201 once weekly + paxalisib once daily
Recurrent / Progressive		TV: Paxalisib Day -1 RP: Paxalisib once daily	ONC201 once weekly + paxalisib once daily

- ~324 patients
- ~30 global sites

REGULATORY STRATEGY

✓ Orphan Drug Designation in DIPG / DMGs

✓ Rare Pediatric Disease Designation in DIPG / DMGs

- Evaluate possibility of NDA filing in DIPG / DMGs on the basis of data from PNOC022 study (2H CY2023)
- Successful NDA approval may provide a pediatric Priority Review Voucher (pPRV) – current value ~US$ 110M

Pacific Pediatric Neuro-Oncology Consortium

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KAZIA THERAPEUTICS

Paxalisib in Diffuse Midline Gliomas Case studies from compassionate use suggest activity Patient 1 Patient 2 • Commenced ONC201 + paxalisib immediately • Commenced ONC201 + paxalisib following following re-irradiation radiotherapy after diagnosis • At 5 months, MRI showed continued regression of • Tumor size has decreased by 80% (versus diagnosis) primary tumor and clinical improvement or 68% (versus post-RT) • Patient succumbed unexpectedly of pneumonia, with • Patient has returned to school with marked reduction autopsy showing no evidence of new tumor growth or of DIPG-associated symptoms, and continued tumor tumor-related mortality regression Jackson, et al. ONC201 in combination with paxalisib is a therapeutic strategy for diffuse midline glioma. Cancer Research, 2023/5/17 21

Paxalisib in Childhood Brain Cancer Australian phase II study, OPTIMISE, anticipated enrollment in 2H 2023 The trial explores paxalisib in combination with existing chemotherapy agents for the treatment of children with high-risk malignancies, including (but not confined to) brain tumors 100 patients 18 patients Stage 1 (‘Exploratory’) Stage 2 (‘Confirmatory’) First patient dose: 4Q 2023 22

Paxalisib in Atypical Teratoid / Rhabdoid Tumor Monotherapy showed activity in vivo models Paxalisib monotherapy slowed tumor growth and extended survival High unmet need in mice bearing AT/RT orthotopic xenograft tumors BT12 CHLA06 • Atypical Teratoid /Rhabdoid Tumors 100 100 Control Control (AT/RT) are the most common Paxalisib Paxalisib 75 75 malignant brain tumors of infancy 50 50 25 25 • Activation of the PI3k-Akt-mTOR 0 0 pathway is commonly observed in 0 20 40 60 80 0 10 20 30 40 50 Days after injection Days after injection patients with AT/RT • There are no FDA approved Data on additional combination treatments published at AACR 2023 therapies. Current standard of care are surgery, chemotherapy and With nucleoside analog, gemcitabine radiation • Increased apoptosis and synergized to decrease AT/RT cell growth • Further extended median survival in CHLA-266 orthotopic tumors With MEK inhibitor, mirdametinib • Reduced AT/RT growth and viability (Bliss synergy score 16.77) • Induced high levels of apoptosis and cell senescence • Decreased mTOR and MAPK pathway activation in mice bearing AT/RT orthotopic tumors Source: AACR 2022 & ISPNO 2022 Poster Presentations 23 Probability of Survival Probability of Survival

Brain metastases 24

Summary of Brain Metastases Clinical Studies Underway Registration Indication Phase N Status Sponsor Secondary (Metastatic) Brain Cancer Brain Metastases NCT04192981 I Up to 36 Recruiting (combination with radiotherapy) Breast Cancer Brain Metastases NCT03765983 II Up to 47 Recruiting (combination with trastuzumab) Brain Metastases NCT03994796 II 50 Recruiting (‘Alliance’ multi-drug study) 25

Paxalisib in Brain Metastasis

PI3K pathway mutations are common in brain metastases and associated with a worse prognosis



PIK3CA mutation
Yes
No
Cumulative Incidence
1.0
0.8
0.6
0.4
0.2
0.0
No
Yes
89 35 9 7
23 7 1 1
0 12 24 36
Months from Radiation
CNS failure after WBRT
312 174 55 15
26 13 7 3
CNS failure after SRS

	+PIK3CA mutations at 1 yr	*–PIK3CA* mutations at 1 yr
CNS failure after WBRT, % (95% CI)	48 (26-67)	30 (21-40)
CNS failure after SRS, % (95% CI)	16 (5-33)	7 (CI 4-10)

CI, confidence interval. **SRS**, stereotactic radiosurgery. **WBRT**, whole-brain radiation therapy.

Lockney NA, et al. *Int J Radiat Oncol Biol Phys*. 2018;101(4):833-844.

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KAZIA THERAPEUTICS

Paxalisib in Brain Metastasis Phase I trial’s interim analysis showed encouraging clinical activity of paxalisib in combination with radiation therapy OVERALL STUDY DESIGN Additional 12 patients 12 patients enrolled (9 evaluable, 3 did not complete protocol treatment) Stage 2 (‘Confirmatory’) Stage 1 (‘Exploratory’) Interim Analysis Best Observed Response • The most common histology was breast cancer • The Maximum Tolerated Dose of paxalisib when combined with cranial RT has been established • Robust response with all evaluable patients experiencing partial or complete response per RANO-Brain Mets criteria within 3 months of protocol therapy Source: Jonathan Yang, et al, Neuro-Oncology Advances, 2022 27

Paxalisib in Brain Metastasis

Phase II trial to evaluate efficacy with trastuzumab in BCBM patients

Rationale of conducting the study

- The PI3K/Akt/mTOR is an important pathway in HER2-positive breast cancer brain metastases (BCBM).
- Mutations in PIK3CA loss are associated with trastuzumab resistance.
- This single-center, phase II study aims to evaluate the efficacy of the combination of paxalisib with trastuzumab for the treatment of CNS metastases in BCBM patients

OVERALL STUDY DESIGN

Cohort A: Single-arm, two-stage (~37 patients)

Cohort B: Pre-surgical window (~10 patients)

→ Treatment: Paxalisib + Herceptin

Ongoing

Study will take ~3 years to complete

1. **Primary Endpoints:** progression-free survival at six months (PFS6) and correlation between p-4EBP1 inhibition in brain tumor tissue and PDX model response
2. **Secondary Endpoints**: overall survival, safety and patient-reported outcomes

DANA-FARBER CANCER INSTITUTE

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KAZIA THERAPEUTICS

Paxalisib in Brain Metastasis

Genomically guided phase II study of multiple therapies in patients with brain metastases

Rationale of conducting the study

- Approximately 30% of patients with metastatic cancer develop brain metastases
- They have limited treatment options and an average survival range of 3 to 27 months
- Variations in the genetic profiles of tumors in the same location can lead to different responses to treatment



Depending on genetic mutation of cancer
CDK mutation
PI3K mutation
NTRK/ROS1 mutation
Additional mutations to be evaluated in future
Abemaciclib
Eli Lilly
Paxalisib
Kazia Therapeutics
Entrectinib
Genentech
Breast cancer brain metastases
Lung cancer brain metastases
Other cancers brain metastases
Completed
Graduation to Stage 2 (Aug 2022)
Ongoing
Recruiting patients
Ongoing
Recruiting patients

NIH NATIONAL CANCER INSTITUTE

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Primary CNS lymphoma 30

Paxalisib in Primary CNS lymphoma Phase II trial to evaluate safety and efficacy of paxalisib in PCNSL Preliminary results anticipated 2H23 OVERALL STUDY DESIGN Rationale of conducting the study • PCNSL is a subtype of lymphoma Ongoing 25 patients with recurrent Treatment: paxalisib Last patient in that exclusively occurs in the or refractory PCNSL for up to 24 months (anticipated): 1H 2024 brain and CNS • PI3K inhibitors are effective for Results will be compared to relevant historical lymphoma outside the brain, but controls for the patient population enrolled in not for PCNSL because they the trial cannot cross the blood-brain barrier 1 • Paxalisib is the only PI3K inhibitor Primary Endpoint: objective response rate in development that can cross the 2 Secondary Endpoints: progress free survival, safety, overall survival blood-brain barrier, making it a unique candidate for treating PCNSL Source: NCT04906096 31

Other solid tumors 32

Paxalisib in Metastatic Melanoma Paxalisib showed potent single agent activity in an in vivo melanoma model Tumor Volume (Activity) Animal Weight (Tolerability) Survival (Efficacy) Source: AACR 2023 abstracts 33

Paxalisib in Metastatic Melanoma Paxalisib showed potential as therapeutic strategy in refractory melanoma Paxalisib blocked proliferation in vitro (cell confluence assay) Unmet need • Melanoma is the 5th most common cancer for men & women in the U.S. • Approximately 50% of all melanomas harbor an activating BRAF mutation. • Targeted therapy options for Paxalisib improved survival of BRAF-mutant mouse melanoma, and reduced BRAF-mutant melanoma exist, growth of dabrafenib/trametinib resistant melanoma PDX in vivo but most patients will experience primary or YUMM3.2 Kaplan-Meier Survival Curve MTG004 Tumor Volume secondary resistance • The five-year survival rate of stage IV melanoma remains at 30%, highlighting the need for new therapeutics to treat this disease. Source: AACR 2023 abstracts 34

Paxalisib – Potential Paths to Registration Multiple opportunities to become a marketed product Diffuse Midline Gliomas Initial data from • Potential path to accelerated approval via phase II study ongoing phase II study with ONC201 • Existing Rare Pediatric Disease Designation 3Q CY2023 creates possibility of priority review voucher Glioblastoma Final data from • Potential path to approval via first stage of GBMA AGILE study Paxalisib ongoing GBM AGILE pivotal study • Existing Fast Track Designation allows for 2H CY2023 greater consultation with FDA Brain Metastases Potential launch of • Design of potential registration study in registration study combination with whole brain radiotherapy is under discussion with key opinion leaders CY2024 35

Second Drug in Clinical Trials EVT801 has potential in a wide range of cancers Future Phase II Future Pivotal Explore EVT801 as Study Study an anti-angiogenic therapy, likely in Monotherapy Monotherapy tumours that express high ONGOING One or more solid One or more solid VEGFR3 Phase I Study tumours tumours Monotherapy Advanced solid tumours Future Phase Ib Future Pivotal Explore EVT801 in Study Study combination with immuno-oncology IO Combination IO Combination therapies such as Initial Data Keytruda and Expected One or more solid One or more solid Opdivo 2H CY2023 tumours tumours 36

Board and Management Team Extensive experience in drug development Board of Directors Management Team Scientific Advisory Board Iain Ross Priscilla Brastianos, MD Dr John Friend Chairman of the Board Chief Executive Officer Bryce Carmine Karen Krumeich John de Groot, MD Independent Director Chief Financial Officer Anna Sandham Alan Olivero, PhD Steven Coffey Corporate Secretary Independent Director Patrick Y Wen, MD Ebru Davidson Independent Director 37

www.kaziatherapeutics.com info@kaziatherapeutics.com